EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G with respect to Sinda Ltd. to which this exhibit is attached, and any amendments thereto (including amendments on Schedule 13D), is filed on behalf of each of them.

Date: August 7, 2026

Electrum Global Holdings L.P.

By: TEG Global GP Ltd., its general partner

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: August 7, 2026

TEG Global GP Ltd.

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: August 7, 2026

The Electrum Group LLC

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director

Date: August 7, 2026

Electrum Strategic Opportunities Fund II L.P.

By: Electrum Strategic Opportunities Fund II GP L.P., its general partner

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

Date: August 7, 2026

Electrum Strategic Opportunities Fund II GP L.P.

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

Date: August 7, 2026

ESOF II GP Ltd.

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director